United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of December, 2009

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: December 24, 2009

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, December 24, 2009	www.gruma.com

PRESS RELEASE REGARDING GRUMA'S OPERATIONS IN VENEZUELA

Monterrey, N.L., Mexico, December 24, 2009. GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB) announced today, in connection with the recent developments in Venezuela surrounding Mr. Ricardo Fernandez Barrueco, our minority and indirect partner in such country, the following:

  GRUMA holds investments in Venezuela through its subsidiaries Molinos Nacionales, C.A. (''Monaca'') and Derivados de Maiz Seleccionado, C.A. (''Demaseca''), entities controlled 100% by the Spanish corporations Valores Mundiales, S.L. and Consorcio Andino, S.L., respectively. Currently, Mr. Ricardo Fernandez Barrueco holds a minority indirect stake of 24.14% in Valores Mundiales, S.L. and 40% in Consorcio Andino, S.L. On the other hand, GRUMA holds a majority stake of 72.86% in Valores Mundiales, S.L. and 57% in Consorcio Andino, S.L.

  Currently, Mr. Ricardo Fernandez Barrueco is under investigation by the Venezuelan Intelligence Services Office as a result of his ownership of certain Venezuelan banks. GRUMA has not had, nor has, any financial relationship with the banking institutions owned by Mr. Ricardo Fernandez Barrueco. Furthermore, Mr. Ricardo Fernandez Barrueco is not a member of the Board of Directors of Monaca or Demaseca, nor any other subsidiary of GRUMA.

  The Eleventh Investigations Court of Venezuela, at the request of President Hugo Chavez Frias, authorized the Ministry of Popular Power and Finance (the ''Ministry of Finance'') to take any precautionary measures needed for the custody, conservation, administration and/or securing of all corporations in which Mr. Ricardo Fernandez Barrueco owns an interest. Consequently, on December 22, 2009 a resolution of the Ministry of Finance was published in the Venezuelan Official Gazette in which certain individuals were appointed as proxies and special managers on behalf of the Government of Venezuela, for the shares of Monaca indirectly held by Mr. Ricardo Fernandez Barrueco, authorizing them to take any required measures for the custody, conservation and administration of Monaca and its corresponding assets.

  Venezuelan governmental authorities and members of the National Guard have been present in several of our facilities of Monaca and Demaseca in order to request information and perform inventories during the substantiation of the legal process against Mr. Ricardo Fernandez Barrueco.

  Additionally, on December 22, 2009 Monaca was given notice of a resolution issued by the Venezuelan Institute in Defense of People's Access to Goods and Services resolving a precautionary measure consisting of the temporary occupation and operation of Monaca for a period of 90 calendar days, appointing a Temporary Administration Board to exercise all administrative acts of the company, including the administration of its bank accounts. Notwithstanding, to the date of this release, both Monaca and Demaseca continue their manufacturing and commercial operations as usual.

  Since Mr. Ricardo Fernandez Barrueco only holds a minority indirect stake in Monaca and Demaseca, GRUMA is seeking to approach the relevant governmental institutions in order to reach a mutual agreement to reverse the abovementioned precautionary measures. However, if it is necessary, we intend to exhaust all legal remedies available under Venezuelan law in order to safeguard and protect GRUMA's legitimate interests in Monaca and Demaseca.

  GRUMA will continue to monitor the developments in respect of its Venezuelan operations and while it does not expect the current level of governmental involvement to have an adverse effect on GRUMA's operations, no assurance can be given that an increased level of involvement might not have a material adverse effect on GRUMA's financial condition or results of operation.

  GRUMA has always been in compliance with Venezuelan laws and regulations, and now more than ever, GRUMA ratifies its commitment with the Bolivarian Government and all of the Venezuelan country, to continue working with its full capacity to guarantee the supply of its products to the Venezuelan population.

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 70 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 19,000 employees and 92 plants. In 2008, GRUMA had net sales of US$3.2 billion, of which 71% came from non-Mexican operations.